Item77I	Tax Exempt Portfolio (a series of
Cash Account Trust)
As a result of money market reforms adopted by the SEC in July 2014, effective no later than October
14, 2016 Tax-Exempt Portfolio of Cash Account
Trust ("Tax-Exempt Portfolio") will seek to qualify as a retail money market fund under the reforms and will implement policies and procedures designed to limit beneficial ownership of fund shares to natural persons. As a retail money market fund, only accounts owned by natural persons will be permitted to retain their shares in Tax-Exempt
Portfolio. Tax-Exempt Portfolio will continue to operate with its existing investment objective and investment strategy and will continue to seek to maintain a $1.00 stable net asset value per share
("NAV"). (Although Tax-Exempt Portfolio will seek to maintain a $1.00 NAV, there is no guarantee that it will be able to do so, and if the NAV falls below $1.00 you will lose money.) In addition, Tax-
Exempt Portfolio will implement liquidity fees and/or redemption gates no later than October 14, 2016.

Effective on or about July 1, 2016, Deutsche Tax-
Exempt Cash Institutional Shares, a class of Tax-
Exempt Portfolio, will change its name to Deutsche
Tax-Exempt Cash Premier Shares.